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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 18, 2002

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

Enclosure: Novartis nine month 2002 results and third quarter results presentation slides (October 17, 2002)

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9 Months Performance
17 October 2002

On Track to Deliver Full Year Objectives

  •
  Strong sales growth in local currencies in Pharmaceuticals and dynamic performance by Generics

  •
  Pharmaceuticals outperforms industry throughout 2002 in major markets

  •
  Cardiovascular and Oncology franchises outpace competition

  •
  Zelnorm™ approved by FDA in July and launched in September in US

  •
  Double-digit operating income expansion in Swiss francs

  •
  Good net financial income in very difficult environment

Double-Digit Operating Income Expansion

in CHF m	9 M 2002	9 M 2001	in % CHF	in % LC
Sales	24 247	23 384	4	11
Operating income	5 919	5 353	11	13
as % of sales	24.4	22.9
Net financial income	836	1 149	-27
Net income	5 603	5 412	4
as % of sales	23.1	23.1
EPS (CHF)	2.22	2.10	6

Pharmaceuticals and Generics Drive Sales Expansion

Sales: CHF 24 bn, +11% in local currencies, +4% in CHF

Sales growth in % (LC)	Sales by region in %, growth in % LC

Strong Volume Increase Offsets Currency Impact

Operating Income up 11% in CHF in 9 Months 2002

Operating income growth in % (CHF)	Operating income by division or business unit

Productivity Gains and Volume Growth Continue to Drive Operating Income Expansion

Sales Momentum Expands Operating Income

  •
  Operating income growth driven by volume increases and operating improvements

Significant Strengthening of CHF

  Change in % vs 9 M 2001

  •
  Impact on sales of CHF -1.82 bn

  •
  Operating income impact of CHF -522 m is partially offset by currency hedging gains of CHF 151 m in operating income

Net Financial Income Reaches CHF 836 m

	9 M 2002 CHF m	9 M 2001 CHF m	Change in % CHF
Total operating income	5 919	5 353	+11
Income associated companies	28	100	-72
Financial income, net	836	1 149	-27
Income taxes	-1 153	-1 167	-1
tax rate in %	17.0	17.7
Minority interests	-27	-23	+17
Net income	5 603	5 412	+4

Attractive Net Financial Income in Difficult Market Conditions

in CHF m	9M 2002	9M 2001	in % CHF
Financial income	982	1 524	-36
% of liquidity[1]	7.0%	11.3%
Financial expense	-243	-258	+6
% of debt[1]	4.1%	5.2%
Currency gains/losses	+97	-117
Net financial income	836	1 149	-27
% of net liquidity[1]	10.4%	13.5%

1  annualised

Free Cash Flow Reaches CHF 2.0 bn

Appendix

Currency Risks 2002—Transactional Exposure in USD and JPY Hedged

  •
  Transactional risk in USD and JPY 2002 hedged at USD 1.59 and at Yen 1.33

  •
  Euro not hedged

Group Operating Margin 24.4%

  Operating margins in %

9 Months 2002 Sales
Growth Components by Division/Business Unit

	Volume	Price	Acq./Div.	Currency
Pharmaceuticals	+12%	+1%	0%	-8%
Generics	+24%	-2%	+2%	-9%
OTC	-1%	+1%	+0%	-6%
Animal Health	+4%	+3%	+5%	-8%
Medical Nutrition	+2%	+1%	0%	-5%
Infant & Baby	+4%	+1%	0%	-8%
CIBA Vision	+5%	0%	0%	-7%
Group	+10%	+1%	+0%	-7%

Strategy Drives Growth

Daniel Vasella, MD
Chairman and CEO

        The following information contains certain "Forward-looking Statements", relating to the Company's business, which can be identified by the use of forward-looking terminology or by discussions of strategy, plans, intentions or potential outcomes. Such statements include descriptions of the Company's investment and research and development programs and anticipated expenditures in connection therewith, descriptions of new products expected to be introduced by the Company and anticipated customer demand for such products as well as products in the Company's existing portfolio. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that any product or potential new indication will be commercialized in any market. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. These factors can be found in the Company's Form 20F filed with the Securities and Exchange Commission and include, among other things, unexpected regulatory delays, uncertainties relating to clinical trials and product development, the introduction of competing products, increased government pricing pressures, and the Company's ability to obtain or maintain patent and other proprietary intellectual property protection. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Agenda

•	Introduction	D. Vasella
•	9 Months Performance	R. Breu
•	Pharmaceuticals	T. Ebeling
•	Development Portfolio	J. Reinhardt
•	Outlook	D. Vasella
•	Q&A

Pharmaceuticals Remains
an Attractive Growth Industry

Population Over 60 Years Growing Worldwide

Source: UN Population Division, World Population Prospects Population Database, The 2001 Revision

Healthcare Needs Increase with Age

Average healthcare expenditure per capita by age group in the US

Source: Bureau of Labor Statistics

Fuelling Growth of Pharma Industry

Indexed growth vs global GDP	Value of world pharmaceutical market

Source: CFSB estimates, IMS Health, WEFA

Drug Therapy Lowers Costs

Total cost evaluation of innovative drug treatment

Source: Lichtenberg FR 2001 / American Economic Review 1996

Major Achievements of Innovative Drug Therapy

Drop in death rate for diseases treated with pharmaceuticals 1965-1999

Source: EFPIA 1999/2002

Daily US Consumption Expenditures per Capita

Consumption expenditures per day, 2001 in USD

Source: US Department of Commerce, Bureau of Economic Analysis, 2001

R&D Productivity

Number of FDA Approvals Decreased Recently...

New Drug Approvals by the FDA

Source: Credit Suisse/First Boston, FDA

... Back to Long-time Average

New Drug Approvals by the FDA

Source: Credit Suisse/First Boston, FDA

Early Pipeline Richer Than Ever

Development projects by phase

Source: Pharmaprojects and UBS Warburg

R&D Investment Grows Faster than Marketing Investment

Investments for pharmaceutical R&D and Marketing in the US 1997=100%

Source: IMS Health 2000, and Pharmaceutical Research and Manufacturers of America 2001. Data from annual member survey

The Proliferation of Blockbusters Continues

Number of products achieving sales over USD 500 million1

1  Worldwide sales based on constant USD

Source: IMS HEALTH: MIDAS, Dec 2001

Significant Increase in Novartis NDA Approvals

1  New drug application

Source: FDA; Novartis database

Sales Increase after Launch per Novartis NME

Estimated sales per product

Source: Novartis analysis

Increasing NPV per Launched NME

Estimated NPV per launched NME1

1  New molecular entity, indexed to Industry Average 1991-94 = 100

Source: Credit Suisse/First Boston; Novartis database

Strong Patent Protected Portfolio

Patent expirations 2002-2006
% of 2001 sales

Source: IMS Health MAT June 2002, 41 countries

Novartis Strategy

Strategic Priorities—
Aiming for Sustainable Growth

1
Focus on pharmaceuticals and core therapeutic areas

2
Patient-oriented innovation

3
Marketing focus on leading and potentially leading brands: Differentiation and competitive resourcing

4
Geographic expansion and further strengthening of US operations

5
"Best-in-class" associates, performance culture

6
Continuous productivity improvements

7
Secure license to operate, aim for reputation leadership

Focus on Pharmaceuticals

  •
  Divestment of Health and Functional Food under way

  •
  Ovaltine business (Food & Beverage) sold for CHF 400 m

Business portfolio 1996 % of sales	Business portfolio 9 months 2002 % of sales

Revolutionizing Drug Discovery

  •
  New Cambridge Research Campus in midst of scientific talent pool, academic and biotech network

  •
  Mark Fishman, a scientific pioneer, to lead Novartis research worldwide

  •
  Open new ways to develop innovative medicines

  •
  Increased investment in discovery activities

  •
  Accept risk inherent to new approach

  •
  Differentiate and win in the long run

Continued Portfolio Rejuvenation

Pharmaceuticals sales by category in %

Source: Strategic Plan May 2002

Novartis Expands in US Market

Pharmaceuticals sales by region in %

Global Corporate Citizenship

  •
  Leprosy

  •
  Malaria

  •
  Tuberculosis

  •
  Singapore Research Center for Tropical Diseases

  •
  Rx Card for US Seniors

  •
  Gleevec™ Pricing Strategy

State-of-the-Art Corporate Governance

  •
  Board of 12 members with majority of independent directors

  •
  Experienced lead director

  •
  Audit and Compliance Committee, Compensation and Nomination Committee, Governance Committee, Chairman's Committee with proper checks-and-balances of Chairman/CEO

  •
  Disclosure for 2002 in line with US standards including directors' and executive compensation

  •
  Long-term performance and sustainability oriented management philosophy

  •
  Conservative financial management with AAA balance sheet rating

Double-Digit Operating Income Expansion

in CHF m	9 M 2002	9 M 2001	in % CHF	in % LC
Sales	24 247	23 384	4	11
Operating income	5 919	5 353	11	13
as % of sales	24.4	22.9
Net financial income	836	1 149	-27
Net income	5 603	5 412	4
as % of sales	23.1	23.1
EPS (CHF)	2.22	2.10	6

9 Months Performance

Raymund Breu
CFO, Novartis AG

Pharmaceuticals and Generics Drive Sales Expansion

Sales: CHF 24 bn, +11% in local currencies, +4% in CHF

Sales growth in % (LC)	Sales by region in %, growth in % LC

Strong Volume Increase Offsets Currency Impact

Operating Income up 11% in CHF in 9 Months 2002

Operating income growth in % (CHF)	Operating income by division or business unit

Productivity Gains and Volume Growth Continue to Drive Operating Income Expansion

Significant Strengthening of CHF

  Change in % vs 9 M 2001

  •
  Impact on sales of CHF -1.82 bn

  •
  Operating income impact of CHF -522 m is partially offset by currency hedging gains of CHF 151 m in operating income

Net Financial Income Reaches CHF 836 m

	9 M 2002 CHF m	9 M 2001 CHF m	Change in % CHF
Total operating income	5 919	5 353	+11
Income associated companies	28	100	-72
Financial income, net	836	1 149	-27
Income taxes	-1 153	-1 167	-1
tax rate in %	17.0	17.7
Minority interests	-27	-23	+17
Net income	5 603	5 412	+4

Attractive Net Financial Income
in Difficult Market Conditions

	9 M 2002	9 M 2001	in % CHF
Financial income	982	1 524	-36
% of liquidity[1]	7.0%	11.3%
Financial expense	-243	-258	+6
% of debt[1]	4.1%	5.2%
Currency gains/losses	+97	-117
Net financial income	836	1 149	-27
% of net liquidity[1]	10.4%	13.5%

1  annualised

Strong Growth and
Robust Pipeline

Thomas Ebeling
CEO, Novartis Pharma AG

Pharmaceuticals Performance Highlights

  •
  Market share of 3.4%1, number 6 in healthcare segment

  •
  Strong sales growth across all regions, +13%2

  •
  Strengthened leadership in key disease areas driven by
    —
    Cardiovascular (+44%)3

    —
    Oncology (+27%)3
  •
  Diovan® growth dynamic (+50%), approved for HF4 in US

  •
  FDA approval of Zelnorm™

  •
  Elidel® — #1 brand in atopic excema segment in US

1  IMS Quarterly (42 countries), June YTD
 2  All sales growth numbers are in local currencies
 3  Novartis sales
4  Heart failure

Growth Rate Consistently Exceeds Market

Worldwide

US

Source: IMS Monthly

Strategic Products Drive Growth

Brands (1 to 10)	Market segment	Sep YTD sales CHF m	Growth (% LC)
Diovan®/Co-Diovan®	Hypertension	1 874	+52
Cibacen®/Lotensin®	Hypertension	1 309	+24
of which Lotrel®		761	+39
Sandimmun®/Neoral®	Transplantation	1 241	-4
Lamisil®	Fungal infections	998	0
Sandostatin®	Acromegaly	719	+24
Voltaren®	Antirheumatics	696	-4
Glivec®/Gleevec™	Oncology	661	+411
Lescol®	Cholesterol reduction	648	+22
Zometa®	Bone metastasis	505	N/A
Miacalcic®	Osteoporosis	491	-5

Total Pharma		15 679	+13

Key Franchises Outperform the Market

  •
  Diovan® 28.3% segment share

  •
  Lotrel® inroads vs Norvasc

  •
  Lescol® XL gains

  •
  Glivec®/Gleevec™ patient penetration > 50% in CML1

  •
  Fast switch from Aredia® to Zometa®

1  Chronic myeloid leukemia

Source: IMS Aug YTD

Diovan®—Sales and Share Growth Continues

Total prescriptions (TRx) share leadership in US

  •
  CHF 920 m sales (+48%) in US

  •
  Continues to outpace the ARB1 segment

  •
  Co-Diovan® 160/25 launched in US

  •
  Approved for HF in US

  •
  Reached 25% segment share in Japan (September)

1  Angiotensin II receptor blocker

Source: IMS weekly, US TRx share in ARB segment, incl. combinations

Elidel®—US Launch Success

New prescription (NRx) share

  •
  Number 1 branded topical in atopic dermatitis

  •
  NRx share 7.8% vs Protopic 2.5%

  •
  Approved1 in EU

  •
  Launched in US, Brazil, Mexico, Denmark, New Zealand

1  Mutually agreed summary of product characteristics. Local marketing authorizations planned Q4 2002

Source: IMS weekly

Zelnorm™—US Launch Update

  •
  Strong label

  •
  Conservative adoption expected

  •
  High intent to prescribe
    •
    Gastroenterologists 98%

    •
    Primary care physicians 84%
  •
  900 000 details planned in 2002 in US

  •
  Launched in 23 countries

Source: IMS weekly

Glivec®/Gleevec™ Exceeds Launch Expectations

US Weekly TRx

  •
  First 12 months sales > CHF 500 m

  •
  Launched in > 70 countries

  •
  Expanding in GIST1 and first line CML2

  •
  First line and pediatric CML
    •
    US: Priority review

    •
    EU: Positive opinion
  •
  Model patient assistance program (> 2 500 patients)

1  Gastrointestinal stromal tumor
 2  Chronic myeloid leukemia

Earlier Treatment Is Better

CML — Rates of response

1  sNDA submitted June 2002

Source: Studies 106 (IRIS), 110 (Late chronic), 109 (Accelerated), 102 (Blast crisis)

Strong Pharmaceutical Sales Growth in Key Regions

	Sep YTD sales CHF m	Growth (% LC)	Market growth[1] (%)
US	6 742	+14	+12
Europe	4 947	+12	+7
Japan	1 615	+14	+2

Total[2]	15 679	+13	+9

1  IMS monthly Aug YTD, 16 countries
 2  Total includes Canada and others

Growth Drivers Second Half 2002 / 2003

•	New indications	Diovan®, Glivec®/Gleevec™, Visudyne™
•	New strengths	Lotrel®
•	Geographic rollout	Zometa®, Lescol® XL
•	Launches	Zelmac®/Zelnorm™, Elidel®, Ritalin® LA
•	Market recovery	Lamisil®
•	Dynamic markets	Exelon®, Trileptal®, Femara®, Sandostatin®

Number of Blockbusters1 Will Increase Substantially

	2002	2006/2007
Cardiovascular	Diovan®	Diovan®, Lotrel®
Gastrointestinal		Zelmac®/Zelnorm™
Arthritis / pain		Prexige™[2]
Oncology		Glivec®/Gleevec™,
Zometa®
Dermatology		Lamisil®
Transplantation	Neoral®
Blockbusters as % of total sales	20%	approx. 50%

1  Peak sales > USD 1 bn
 2  Depends on final profile

Novartis Has Continued Strong Growth Potential

•	In-market brands	Breadth of portfolio
Little generic exposure
•	Lifecycle Management	Major opportunities
•	Late-stage pipeline	Attractive general practice and oncology blockbusters
•	Early pipeline	Many high potential projects

An Innovative Pipeline Keeping
the Momentum

Joerg Reinhardt

Head of Development,
Novartis Pharma AG

Planned Launches 2002 — 2006

Still Unsatisfied Segment
What Patients Need from Pain Drugs

Efficacy	Comparable to or better than NSAIDs
	•	Fast onset of action
	•	Powerful pain killer
	•	Long lasting pain relief
Safety	Better tolerability than NSAIDs
	•	Lower risk for abdominal pain and ulcers
		—	107 000 patients annually hospitalized in US for GI complications
		—	16 500 NSAID-related deaths each year

Source: Pharma Trends USA, Sep 2001

Prexige™ Low Risk for Perforations, Ulcers or
Gastrointestinal Bleeding1 (PUBs) in Patients

Rate of PUB / 100 patient years

1  PUB, all Phase III studies in OA and RA
 2  p < 0.05 compared with NSAIDs

Prexige™ Incidence of Cardiovascular Events1
is Similar to Placebo2

Treatment	Number of patients	Incidence rate per 100 py3 (95% CI4)	Relative risk (95% CI)
Placebo	1 860	1.2 (0.02-2.4)	1.0
Prexige™	5 431	1.25 (0.70-1.79)	1.04 (0.36-3.05)[5]

1  Cardiovascular death, stroke, myocardial infarction
 2  All completed studies (all dosages, all patient populations)
 3  Patient years
 4  Confidence interval
 5  p = not significant from placebo, p = 0.34 (NSAIDs) and p = 0.95 (Prexige™)

Prexige™ TARGET Study—Therapeutic COX189
Arthritis Research and GI Event Trial

  •
  Multinational, double-blind, randomized, active-controlled, parallel-group study

  •
  > 18 000 patients with osteoarthritis

  •
  1-year treatment: COX189, ibuprofen, naproxen

  •
  Low-dose aspirin (75—100 mg) allowed in patients with high cardiovascular risk

  •
  Primary endpoint

    —    Perforation, obstructions, bleedings (POBs)

  •
  Secondary endpoints

    —    Cardiovascular (CV) events, combined CV and GI events, safety

  •
  Completion of recruitment (> 18 000 patients) in December 2002

  •
  Results available June 2004

Prexige™ Demonstrates Fast, Sustained Benefit in OA

VAS1 pain (0 — 100 mm)

*  All active treatment groups p < 0.001 vs placebo
†  p < 0.05 Prexige™ 400 mg vs celcoxib
 1  Visual-analogue scale

Fast Action Confirmed by Second Study in OA

VAS pain (0 — 100 mm)

*  p < 0.01 vs placebo all active treatment groups
†  p < 0.05 Prexige™ 200 mg and 400 mg vs celecoxib
‡  p < 0.05 Prexige™ 400 mg vs celecoxib

Study 109

Prexige™ 400 mg—Superior and Sustained Pain
Relief vs Rofecoxib in Acute Pain During 8 Hours1

Mean pain intensity difference, VAS (0 — 100 mm)

*  p < 0.001 vs placebo
‡  p < 0.05 vs rofecoxib
1  Postoperative dental pain study 115

Prexige™—Expected Key Milestones

LAF237—A Novel Therapeutic Concept
DPP-IV1 Inhibition Increases Active GLP-12

GLP-1 actions combine to control glycemia

  •
  Augments glucose-induced insulin secretion
  •
  Inhibits glucagon secretion and hepatic glucose production
  •
  Improves peripheral glucose utilization
  •
  Slows gastric emptying
  •
  Promotes satiety

Preclinical/clinical observations make GLP-1-based therapies very attractive with potential to:

  •
  Restore beta cell function
  •
  Increase insulin biosynthesis
  •
  Promote beta cell differentiation

1  Dipeptidyl-peptidase IV
 2  Glucagon-like-peptide 1

First Clinical Studies Demonstrate Glucose
Lowering Effects of DPP-IV Inhibition in Man

  •
  DPP-IV inhibition reduced HbA1c fasting andprandialglucose levels after four weeks' treatment

  •
  Overall insulin exposure was not increased and tolerability was good

*  p < 0.001 vs placebo

Source: Ahrenet al. Diabetes Care 25(5): 869-875; 2002

Zelnorm—Significant Potential Beyond Irritable Bowel Syndrome

  •
  31 approvals worldwide

  •
  Tens of thousands of IBS patients treated

  •
  Initial feedback suggests high level of patient satisfaction

  •
  Further indications being explored

  •
  Functional Dyspepsia

  •
  Chronic Constipation

  •
  Gastro-esophageal reflux disease

Relieves Severity of Key Dyspepsia Symptoms in Women

Good Efficacy in Chronic Constipation 75 Million Sufferers Worldwide

The proportion of responders is higher with tegaserod (ITT)

Responder: Increase of ≥ 1 complete spontaneous bowel movement / week during the first 4 weeks of treatment compared with last 2 weeks of baseline and at least 7 days of treatment

Development Summary

  •
  An innovative pipeline with 67 projects in clinical development

  •
  Many first-in-class compounds in phase I and II (e.g., LAF237, TCH346, AMP397, SPP100, PTK787)

  •
  One of the best Oncology pipelines in the industry

  •
  Significant potential for further growth of recently launched compounds (Diovan®, Zelmac®/Zelnorm™, Elidel®, Zometa®, Glivec®/Gleevec™) via new indications

  •
  Well balanced risk profile

Strategy Drives Growth

Outlook

Daniel Vasella, MD
Chairman and CEO

Group Outlook 2002

  •
  Sustained growth momentum, driven by Pharmaceuticals

  •
  Pharmaceuticals expected to grow around 10% in LC

  •
  Operating income growth in LC maintained at current dynamic levels

  •
  Zelnorm™ launch investment of CHF 200 m in H2 2002

  •
  Significant currency impact—USD and JPY hedged

  •
  Net financial income difficult to predict, expected to be slightly lower than last year

  •
  Net income expected to exceed last year's level, barring unforeseen events

Performance Outlook and Priorities 2003

  •
  Focus on dynamic growth to continue—Pharmaceuticals sales to grow high single-digit to low double-digit

    —    Cardiovascular and Oncology franchises to expand

    —    Zometa®, Elidel® and Zelnorm™ expected to continue to drive sales growth

    —    Aggressive investments in new brands to continue

    —    Increased Business Development and Licensing Activities

  •
  Implement research strategy

    —    Discovery research initiative to ensure sustainable growth results in higher investments in R&D

  •
  Strengthen talent pool

  •
  While improving operational productivity, margins likely to soften

    —    Higher investments in R&D, LCM and marketing in Pharmaceuticals

    —    Negative currency impact likely

    —    Financial income difficult to predict

Thank
You

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: October 18, 2002	By:	/s/ DR. RAYMUND BREU
	Name:	Dr. Raymund Breu
	Title:	Chief Financial Officer, Novartis Group

QuickLinks

  On Track to Deliver Full Year Objectives
  Double-Digit Operating Income Expansion
  Pharmaceuticals and Generics Drive Sales Expansion
  Sales: CHF 24 bn, +11% in local currencies, +4% in CHF
  Strong Volume Increase Offsets Currency Impact
  Operating Income up 11% in CHF in 9 Months 2002
  Productivity Gains and Volume Growth Continue to Drive Operating Income Expansion
  Sales Momentum Expands Operating Income
  Significant Strengthening of CHF
  Net Financial Income Reaches CHF 836 m
  Attractive Net Financial Income in Difficult Market Conditions
  Free Cash Flow Reaches CHF 2.0 bn
Appendix
  Currency Risks 2002—Transactional Exposure in USD and JPY Hedged
  Group Operating Margin 24.4%
  9 Months 2002 Sales Growth Components by Division/Business Unit
Strategy Drives Growth Daniel Vasella, MD Chairman and CEO
  Agenda
Pharmaceuticals Remains an Attractive Growth Industry
  Population Over 60 Years Growing Worldwide
  Healthcare Needs Increase with Age
  Average healthcare expenditure per capita by age group in the US
  Fuelling Growth of Pharma Industry
  Drug Therapy Lowers Costs
  Total cost evaluation of innovative drug treatment
  Major Achievements of Innovative Drug Therapy
  Drop in death rate for diseases treated with pharmaceuticals 1965-1999
  Daily US Consumption Expenditures per Capita
  Consumption expenditures per day, 2001 in USD
R&D Productivity
  Number of FDA Approvals Decreased Recently...
  New Drug Approvals by the FDA
  ... Back to Long-time Average
  New Drug Approvals by the FDA
  Early Pipeline Richer Than Ever
  Development projects by phase
  R&D Investment Grows Faster than Marketing Investment
  Investments for pharmaceutical R&D and Marketing in the US 1997=100%
  The Proliferation of Blockbusters Continues
  Number of products achieving sales over USD 500 million1
  Significant Increase in Novartis NDA Approvals
  Sales Increase after Launch per Novartis NME
  Estimated sales per product
  Increasing NPV per Launched NME
  Estimated NPV per launched NME1
  Strong Patent Protected Portfolio
  Patent expirations 2002-2006 % of 2001 sales
Novartis Strategy
  Strategic Priorities— Aiming for Sustainable Growth
  Focus on Pharmaceuticals
  Revolutionizing Drug Discovery
  Continued Portfolio Rejuvenation
  Pharmaceuticals sales by category in %
  Novartis Expands in US Market
  Pharmaceuticals sales by region in %
  Global Corporate Citizenship
  State-of-the-Art Corporate Governance
  Double-Digit Operating Income Expansion
9 Months Performance Raymund Breu CFO, Novartis AG
  Pharmaceuticals and Generics Drive Sales Expansion
  Sales: CHF 24 bn, +11% in local currencies, +4% in CHF
  Strong Volume Increase Offsets Currency Impact
  Operating Income up 11% in CHF in 9 Months 2002
  Productivity Gains and Volume Growth Continue to Drive Operating Income Expansion
  Significant Strengthening of CHF
  Net Financial Income Reaches CHF 836 m
  Attractive Net Financial Income in Difficult Market Conditions
Strong Growth and Robust Pipeline Thomas Ebeling CEO, Novartis Pharma AG
  Pharmaceuticals Performance Highlights
  Growth Rate Consistently Exceeds Market
  Strategic Products Drive Growth
  Key Franchises Outperform the Market
  Total prescriptions (TRx) share leadership in US
  New prescription (NRx) share
  US Weekly TRx
CML — Rates of response
  Strong Pharmaceutical Sales Growth in Key Regions
  Growth Drivers Second Half 2002 / 2003
  Number of Blockbusters1 Will Increase Substantially
  Novartis Has Continued Strong Growth Potential
An Innovative Pipeline Keeping the Momentum Joerg Reinhardt Head of Development, Novartis Pharma AG
  Planned Launches 2002 — 2006
  Still Unsatisfied Segment What Patients Need from Pain Drugs
  Prexige™ Low Risk for Perforations, Ulcers or Gastrointestinal Bleeding1 (PUBs) in Patients
Rate of PUB / 100 patient years
  Prexige™ Incidence of Cardiovascular Events1 is Similar to Placebo2
  Prexige™ Demonstrates Fast, Sustained Benefit in OA
  VAS1 pain (0 — 100 mm)
  Fast Action Confirmed by Second Study in OA
  VAS pain (0 — 100 mm)
  Prexige™ 400 mg—Superior and Sustained Pain Relief vs Rofecoxib in Acute Pain During 8 Hours1
  Mean pain intensity difference, VAS (0 — 100 mm)
  Prexige™—Expected Key Milestones
  LAF237—A Novel Therapeutic Concept DPP-IV1 Inhibition Increases Active GLP-12
  First Clinical Studies Demonstrate Glucose Lowering Effects of DPP-IV Inhibition in Man
  The proportion of responders is higher with tegaserod (ITT)
  Development Summary
Strategy Drives Growth Outlook Daniel Vasella, MD Chairman and CEO
  Group Outlook 2002
  Performance Outlook and Priorities 2003
Thank You
SIGNATURES